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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: June 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
VCA Antech, Inc.

Full Name of Registrant

Former Name if Applicable
12401 West Olympic Boulevard

Address of Principal Executive Office (Street and Number)
Los Angeles, California 90064

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     Registrant could not file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 without unreasonable effort or expense by the due date of August 9, 2010 because it was engaged in further analysis of the accounting treatment of certain Consulting Agreements and Supplemental Executive Retirement Plans (“SERPs”) that Registrant entered into in June 2010 with four executives. On July 22, 2010 Registrant announced second quarter results of operations. Results announced at that time did not include any compensation charges associated with the Consulting Agreements. Following further analysis of applicable accounting literature, and after further consultation with its outside auditors, Registrant determined that it should accrue the full cost of the benefits under the Consulting Agreements, the SERPs and outstanding share awards for two of the executives on the date the agreements were executed during the second quarter 2010. Costs associated with the Consulting Agreements and SERPs with the two other executives will be accrued during future periods in light of the different effective dates and vesting periods applicable to those agreements.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Tomas W. Fuller	(310)	571-6500

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
          Please refer to the press release dated August 10, 2010 attached hereto as Exhibit 99.1, and to the Quarterly Report on Form 10-Q filed on August 10, 2010, which include a comparison of the results of operations for the three and six months ended June 30, 2010 and the corresponding period in fiscal 2009..

VCA Antech, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2010	By:	/s/ Tomas W. Fuller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).